January 27, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Stacie Gorman, Esq.
Mr. Thomas Kluck, Esq.

Dear Ms. Gorman and Mr. Kluck:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Bluerock Residential Growth REIT, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of its registration statement on Form S-3 (File No. 333-208956),  so that it may become effective at 4:00 p.m., Eastern Time on January 29, 2016, or as soon as practicable thereafter.

In connection with this request, the Registrant acknowledges that:

(1)      should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)      the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

BLUEROCK RESIDENTIAL GROWTH REIT, INC.

By: /s/ Michael L. Konig
Name: Michael L. Konig
Title: Chief Operating Officer, General Counsel and Secretary